Exhibit (a)(1)(K)
For Immediate Release

For more information, contact
Of SBC:
Larry Solomon
Tel:  210/351-3990
Internet: solomonl@corp.sbc.com

Of Sterling:
Kevin Sibbring
614/793-7373
Internet: kevin_sibbring@stercomm.com


                  SBC, Sterling Announce Closing of Acquisition


           San Antonio, March 24, 2000 - SBC Communications Inc. (NYSE: SBC), and SBC Silver, Inc., its wholly owned subsidiary, announced today that approximately 76,159,720 shares of common stock, par value $.01 per share, of Sterling Commerce, Inc. or 95.1% of the outstanding shares of Sterling Commerce, Inc., were tendered for $44.25 per share in cash (of which 4,443,090 or approximately 5.5% are subject to guarantee of delivery or receipt of additional documentation) in response to SBC Silver's tender offer which closed at 12:00 midnight, New York city time, on March 23, 2000. The tendered shares, other than those subject to guarantee of delivery or receipt of additional documentation, have been purchased in accordance with the terms of the offer.

           Pursuant to the terms of the merger agreement between SBC Communications, SBC Silver and Sterling, SBC Communications will cause SBC Silver to merge with and into Sterling as soon as practicable.

SBC Communications Inc. (www.sbc.com) is a global communications leader. Through its trusted brands Southwestern Bell, Ameritech, Pacific Bell, SBC Telecom, Nevada Bell, SNET and Cellular One - and world-class network, SBC provides local and long-distance phone service, wireless and data communications, paging, high-speed Internet access and messaging, cable and satellite television, security services and telecommunications equipment, as well as directory advertising and publishing. In the United States, the company currently has 87.3 million voice grade equivalent lines, 10.3 million wireless customers and is undertaking a national expansion program that will bring SBC service to an additional 30 markets. Internationally, SBC has telecommunications investments in 22 countries. With more than 200,000 employees, SBC is the 14th largest employer in the U.S., with annual revenues that rank it among the largest Fortune 500 companies.



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